CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in United States Dollars)

FOR THE THREE MONTHS ENDED

MARCH 31, 2022 AND 2021

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in United States dollars)

		As at
	Notes	March 31,	December 31,
		2022	2021
ASSETS
Current assets
Cash and cash equivalents		$3,271,967	$2,344,246
Accounts receivable	3	1,344,302	1,301,173
Current portion of derivative royalty asset	5	2,150,928	2,144,547
Prepaid expenses and other		850,587	739,708
Total current assets		7,617,784	6,529,674

Non-current assets
Royalty, stream, and other interests	4	103,332,959	102,863,762
Derivative royalty asset	5	1,446,283	1,889,460
Investment in Silverback	6	1,349,695	1,340,458
Total non-current assets		106,128,937	106,093,680
TOTAL ASSETS		$113,746,721	$112,623,354

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	7	$570,659	$1,089,219
Total current liabilities		570,659	1,089,219

Non-current liabilities
Loans payable	8	10,770,202	10,514,644
Deferred income tax liabilities		496,648	468,068
Total non-current liabilities		11,266,850	10,982,712
Total liabilities		11,837,509	12,071,931

EQUITY
Share capital	12	136,403,218	133,905,784
Reserves		13,143,506	12,050,932
Deficit		(47,637,512)	(45,405,293)
Total equity		101,909,212	100,551,423
TOTAL LIABILITIES AND EQUITY		$113,746,721	$112,623,354

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 12, 2022.

Approved by the Board of Directors

"Brett Heath" Director	"Terry Krepiakevich" Director

                                The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in United States dollars, except for share amounts)

		Three months ended
		March 31,
	Notes	2022	2021

Revenue from royalty interests	9	$668,997	$674,585
Depletion on royalty interests	4	(530,803)	(474,156)
Gross profit		138,194	200,429

General and administrative expenses	10	(869,993)	(995,686)
Share-based payments	12	(1,202,464)	(993,721)
Loss from operations		(1,934,263)	(1,788,978)

Share of net income of Silverback	6	26,022	71,775
Mark-to-market gain (loss) on derivative royalty asset	5	186,490	(247,757)
Interest expense	8	(320,203)	(167,453)
Finance charges	8	(34,922)	(55,135)
Fair value adjustment on marketable securities		13,426	548
Foreign exchange loss		(82,214)	(132,672)
Other income (expenses)		3,715	(5,700)
Loss before income taxes		(2,141,949)	(2,325,372)
Current income tax expense	11	(61,690)	(17,891)
Deferred income tax expense	11	(28,580)	(34,461)
Net loss and comprehensive loss		$(2,232,219)	$(2,377,724)

Earnings (loss) per share - basic and diluted		$(0.05)	$(0.06)
Weighted average number of shares outstanding - basic and diluted		44,271,600	40,709,081

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in United States dollars)

		Three months ended
		March 31,
	Notes	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(2,232,219)	$(2,377,724)
Items not affecting cash:
Share of net income of Silverback	6	(26,022)	(71,775)
Mark-to-market loss (gain) on derivative royalty asset	5	(186,490)	247,757
Depletion		530,803	474,156
Interest and accretion expense		320,203	167,453
Finance charges		34,922	55,135
Share-based payments		1,202,464	993,721
Deferred income tax expense		28,580	34,461
Fair value adjustment on marketable securities		(13,426)	(548)
Unrealized foreign exchange effect		83,492	49,486
		(257,693)	(427,878)

Payments received from derivative royalty asset	5	562,675	1,040,100

Changes in non-cash working capital items:
Accounts receivable		17,482	207,627
Prepaid expenses and other		(96,926)	194,348
Trade and other payables		(518,560)	(954,895)
Net cash provided by (used in) operating activities		(293,022)	59,302

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(1,000,000)	(14,710,947)
Dividends received from Silverback	6	16,785	-
Net cash used in investing activities		(983,215)	(14,710,947)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		157,467	88,684
Proceeds from ATM, net of share issue costs		2,230,077	9,514,838
Proceeds from convertible loan facility	8	-	4,011,231
Interest paid	8	(124,168)	(85,380)
Finance charges paid	8	(34,922)	(55,135)
Net cash provided by financing activities		2,228,454	13,474,238

Effect of exchange rate changes on cash and cash equivalents		(24,496)	10,249

Changes in cash and cash equivalents during period		927,721	(1,167,158)
Cash and cash equivalents, beginning of period		2,344,246	5,299,904
Cash and cash equivalents, end of period		$3,271,967	$4,132,746

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in United States dollars, except for share amounts)

	Number of shares	Share capital	Reserves	Deficit	Total equity
Balance as at December 31, 2020	39,739,047	$98,130,183	$11,233,630	$(34,978,936)	$74,384,877
Shares issued in ATM, net of issue costs	1,031,493	9,514,838	-	-	9,514,838
Issuance of committed shares	401,875	4,111,181	(4,111,181)	-	-
Conversion on loan payable (Note 8)	505,050	4,141,329	(697,663)	-	3,443,666
Allocation of conversion feature net of taxes (Note 8)	-	-	607,759	-	607,759
Exercise of stock options	55,416	173,087	(84,403)	-	88,684
Share-based payments - stock options	-	-	663,642	-	663,642
Share-based payments - restricted share units	-	-	330,079	-	330,079
Loss for the period	-	-	-	(2,377,724)	(2,377,724)
Balance as at March 31, 2021	41,732,881	$116,070,618	$7,941,863	$(37,356,660)	$86,655,821

	Number of shares	Share capital	Reserves	Deficit	Total equity
Balance as at December 31, 2021	44,035,569	$133,905,784	$12,050,932	$(45,405,293)	$100,551,423
Shares issued in ATM, net of issue costs	348,443	2,230,077	-	-	2,230,077
Exercise of stock options	87,500	267,357	(109,890)	-	157,467
Share-based payments - stock options	-	-	587,301	-	587,301
Share-based payments - restricted share units	-	-	615,163	-	615,163
Loss for the period	-	-	-	(2,232,219)	(2,232,219)
Balance as at March 31, 2022	44,471,512	$136,403,218	$13,143,506	$(47,637,512)	$101,909,212

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $47,637,512 as at March 31, 2022, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These condensed interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2021.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in United States dollars except as otherwise indicated.

(c) Accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2021.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

3. ACCOUNTS RECEIVABLE

	As at
	March 31,	December 31,
	2022	2021
Royalty, derivative royalty, and stream receivables	$1,188,917	$1,175,602
GST and other recoverable taxes	137,805	125,571
Other receivables	17,580	-
Total accounts receivable	$1,344,302	$1,301,173

As at March 31, 2022, and December 31, 2021, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at March 31, 2022, and December 31, 2021, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing assets	Development assets	Exploration assets	Total
As at December 31, 2020	$13,251,612	$45,218,412	$5,262,433	$63,732,457
Amalgamated Kirkland acquisition	-	562,656	-	562,656
Tocantinzinho acquisition	-	9,023,354	-	9,023,354
CentroGold acquisition	-	7,039,552	-	7,039,552
Del Carmen acquisition	-	1,301,982	-	1,301,982
Côté-Gosselin acquisition	-	6,185,363	-	6,185,363
La Fortuna acquisition	-	2,268,776	-	2,268,776
Castle Mountain acquisition	-	15,125,253	-	15,125,253
Depletion (1)	(2,302,919)	(30,000)	(14,616)	(2,347,535)
Other	-	(64,654)	36,558	(28,096)
As at December 31, 2021	$10,948,693	$86,630,694	$5,284,375	$102,863,762
Beaufor amendment	-	1,000,000	-	1,000,000
Endeavor Silver Stream reclassification (2)	(1,748,097)	1,748,097	-	-
Depletion	(530,803)	-	-	(530,803)
As at March 31, 2022	$8,669,793	$89,378,791	$5,284,375	$103,332,959

Historical cost	$12,405,012	$94,747,028	$5,309,088	$112,461,128
Accumulated depletion	$(3,735,219)	$(5,368,237)	$(24,713)	$(9,128,169)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

(2) The Endeavor mine was previously classified as production, however it was placed on care and maintenance in December 2019 and has not since restarted, as such the Company has reclassified it to development stage properties.

(a) During the three months ended March 31, 2022, the Company had the following transactions:

Beaufor Amendment

In February 2022, the Company amended an existing 1.0% NSR royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine ("Beaufor"). In consideration for $1.0 million in cash paid to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100Koz of gold have been produced by Monarch following its acquisition of Beaufor.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

(b) During the twelve months ended December 31, 2021, the Company had the following acquisitions:

Amalgamated Kirkland Acquisition

In February 2021, the Company closed an agreement to acquire an existing 0.45% Net Smelter Return ("NSR") royalty on Agnico Eagle Mines Ltd.'s Amalgamated Kirkland property ("AK Property") in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold's North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash.  The Company incurred $23,936 in transaction costs associated with this transaction.

Del Carmen Acquisition

In February 2021, the Company closed an agreement to acquire an existing 0.5% NSR royalty on Barrick Gold Corp.'s Del Carmen project ("Del Carmen"), which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash. The Company incurred $60,067 in transaction costs associated with this transaction.

Tocantinzinho Acquisition

In March 2021, the Company closed an agreement to acquire an existing 0.75% Gross Value Return ("GVR") royalty on Eldorado Gold Corp.'s Tocantinzinho project ("Tocantinzinho") from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million was paid in May 2021. The Company incurred $123,354 in transaction costs associated with this transaction. Tocantinzinho is a permitted, high-grade open pit gold deposit in the prolific Tapajos district in State of Para in Northern Brazil.

CentroGold Acquisition

In March 2021, the Company closed an agreement to acquire an existing 1.0% to 2.0% NSR royalty on OZ Minerals' CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. ("Jaguar") for total consideration of $7.0 million in cash paid upon closing and with additional potential payments of up to $11.0 million in shares and cash subject to the completion of certain milestones. The Company incurred $83,552 in transaction costs associated with this transaction.

The royalty is a 1.0% NSR on the first 500Koz of gold production, increasing to a 2.0% NSR on the next 1.0Moz of gold production, and then reverts to a 1.0% NSR royalty on gold production thereafter in perpetuity.

The $11.0 million in milestone payments are triggered as follows:

  the Company will issue to Jaguar common shares with a value of $7.0 million, priced at a 15-day Volume Weighted Average Price ("VWAP") on the NYSE, upon grant of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations; and
  the Company will pay Jaguar $4.0 million in cash upon the achievement of commercial production.

As at March 31, 2022, none of the milestone payment triggers had been met, as such no amounts were accrued or payable to Jaguar for any related milestone payments.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

La Fortuna Acquisition

In April 2021, the Company acquired an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project ("La Fortuna"), from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash, of which $1.25 million was paid upon closing and the remaining $1.0 million was paid six months after closing. The 2.5% NSR which is capped at $4.5 million is an addition to Metalla's uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on La Fortuna. The Company incurred $43,776 in transaction costs associated with this transaction.

Côté-Gosselin Acquisition

In June 2021, the Company acquired an existing 1.35% NSR royalty on a portion of the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté deposit) (together referred to as "Côté-Gosselin") owned by IAMGOLD Corporation and Sumitomo Metals Mining Co., Ltd., from arm's length sellers for total consideration of C$7.5 million in cash. The Company incurred $49,208 in transaction costs associated with this transaction.

Castle Mountain Acquisition

In October 2021, the Company acquired an existing 5.0% NSR royalty on the South Domes portion of the Castle Mountain Gold Mine owned by Equinox Gold Corp. ("Castle Mountain"), from an arm's length seller for total consideration of $15.0 million, of which $10.0 million was paid in cash at closing, and the remaining $5.0 million is to be paid in cash within twenty months of the closing date. The remaining payment bears interest at a rate of 4.0% per annum until fully repaid. The Company incurred $130,253 in transaction costs associated with this transaction.

5. DERIVATIVE ROYALTY ASSET

In October 2020, the Company closed an agreement to acquire an existing 27.5% price participation royalty ("PPR") interest on the operating Higginsville Gold Operations ("Higginsville") owned by Karora Resources Inc. from the Morgan Stanley Capital Group, Inc. for total consideration of $6.9 million payable in common shares of the Company. The Company issued 828,331 common shares (valued at $8.38 per share on October 13, 2020) and incurred $265,500 in transaction costs associated with this transaction. Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia.

The royalty is a 27.5% PPR royalty on the difference between the average London PM fix gold price for the quarter and A$1,340/oz on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.  As the amount received by the Company will vary depending on changes in the London PM fix gold price and the changes in the exchange rate between the A$ and the US$, the Company has recognized the Higginsville PPR as a derivative asset carried at fair value through profit and loss. As per IFRS 9, the Higginsville PPR was recognized as a derivative asset upon inception at $7.2 million, any cash received from the Higginsville PPR will be used to reduce the derivative asset, and at each period-end the Company will estimate the fair value of the Higginsville PPR using a valuation model with any changes between the estimated fair value and the carrying value flowing through profit or loss in the period.

At March 31, 2022, the key inputs used in the Company's valuation model for the Higginsville PPR derivative asset were:

  17,390 ounces of gold remaining to be delivered (December 31, 2021 - 19,890);
  Gold price estimates ranging from $1,743/oz to $1,812/oz (December 31, 2021 - $1,738/oz to $1,797/oz); and
  U.S. dollar to Australian dollar exchange rate of A$1.37 to A$1.38 per $1.00 (December 31, 2021 - rates ranging from A$1.35 to A$1.37 per $1.00).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

5. DERIVATIVE ROYALTY ASSET (cont'd…)

Based on the valuation model the Company estimated the fair value at March 31, 2022, was $3,597,211 (December 31, 2021 - $4,034,007). The Company recorded a mark-to-market gain on the Higginsville derivative asset of $186,490 for the three months ended March 31, 2022 (March 31, 2021 - $247,757 loss).

The changes in the derivative royalty asset for the three months ended March 31, 2022, were as follows:

Derivative
royalty asset
As at December 31, 2020	$6,432,610
Payments received or due under derivative royalty asset	(2,163,380)
Mark-to-market loss on derivative royalty asset	(235,223)
As at December 31, 2021	$4,034,007
Payments received or due under derivative royalty asset	(623,286)
Mark-to-market gain on derivative royalty asset	186,490
As at March 31, 2022	$3,597,211

Current portion	$2,150,928
Long-term portion	$1,446,283

6. INVESTMENT IN SILVERBACK

	Period ended
	March 31,	December 31,
	2022	2021
Opening balance	$1,340,458	$1,668,851
Income in Silverback for the period	26,022	155,453
Distribution	(16,785)	(483,846)
Ending balance	$1,349,695	$1,340,458

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on a monthly basis. Prior to April 2021, distributions to shareholders were completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. Summarized financial information for Silverback for the three months ended March 31, 2022, was as follows:

	Three months ended
	March 31,
	2022	2021
Current assets	$268,997	$2,540,471
Non-current assets	146,258	392,866
Total assets	415,255	2,933,337
Total liabilities	(97,500)	(17,500)
Revenue from stream interest	241,654	562,862
Depletion	(48,752)	(65,952)
Net income and comprehensive income for the period	$172,902	$476,910

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

7. TRADE AND OTHER PAYABLES

	As at
	March 31,	December 31,
	2022	2021
Trade payables and accrued liabilities	$507,953	$1,031,688
Taxes payable	62,706	57,531
Total trade and other payables	$570,659	$1,089,219

8. LOANS PAYABLE

	Convertible loan facility	Other loans	Total
As at December 31, 2020	$3,062,706	$-	$3,062,706
Additions	6,383,148	5,000,000	11,383,148
Allocation of conversion feature	(1,209,507)	-	(1,209,507)
Conversion	(3,185,626)	-	(3,185,626)
Interest expense	768,508	49,863	818,371
Interest payments	(376,428)	-	(376,428)
Foreign exchange adjustments	21,980	-	21,980
As at December 31, 2021	$5,464,781	$5,049,863	$10,514,644
Interest expense	270,888	49,315	320,203
Interest payments	(124,168)	-	(124,168)
Foreign exchange adjustments	59,523	-	59,523
As at March 31, 2022	$5,671,024	$5,099,178	$10,770,202

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million, with the remaining C$5.0 million available for subsequent advances in minimum tranches of C$1.3 million. The facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal repayment due on April 21, 2023. Per the Loan Facility, at the option of Beedie, principal outstanding could be converted into common shares of the Company at a conversion price of C$5.56 per share. In August 2019, the Company drew down the initial advance of $5.4 million (C$7.0 million) (the "First Drawdown").

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment: (i) Beedie converted C$6.0 million of the First Drawdown; (ii) the Company drew down the remaining undrawn C$5.0 million available from the Loan Facility and the conversion price of C$9.90 per share; (iii) the Loan Facility was increased by an aggregate C$20.0 million.  All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day VWAP of the Company's shares on the date of such advance; (iv) if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and (v) the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

In August 2020, Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company.  In October 2020, Beedie converted the remaining C$1.0 million from the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

8. LOANS PAYABLE (cont'd…)

In August 2020, as per the terms of the Loan Amendment, the Company drew down $3.8 million (C$5.0 million) (the "Second Drawdown"), at a conversion price of C$9.90 per share, from the Amended Loan Facility. In March 2021, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company.

Following the conversion of the First Drawdown and the Second Drawdown, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

In October 2021, the Company drew down $2.4 million (C$3.0 million) (the "Fourth Drawdown"), at a conversion price of C$11.16 per share, from the Amended Loan Facility of which $2.0 million was allocated to the liability portion and the residual value of $0.4 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.1 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately one and a half years.

As at March 31, 2022, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, C$3.0 million outstanding with a conversion price of C$11.16 per share from the Fourth Drawdown, and had C$12.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the three months ended March 31, 2022, the Company recognized finance charges of $34,922 (March 31, 2021 - $55,135), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Other Loans

In connection with the Castle Mountain acquisition in October 2021 (Note 4), the Company entered into a $5.0 million loan agreement with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid. As per the terms of the agreement the principal amount and any accrued interest will be repaid no later than twenty months from the closing date of the acquisition.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

9. REVENUE

	Three months ended
	March 31,
	2022	2021

Royalty revenue
Wharf	$377,573	$413,787
COSE	120,987	157,446
Joaquin	170,437	103,352
Total revenue	$668,997	$674,585

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
	March 31,
	2022	2021
Compensation and benefits	$412,307	$326,067
Corporate administration	232,767	285,291
Professional fees	145,673	215,068
Listing and filing fees	79,246	169,260
Total general and administrative expenses	$869,993	$995,686

11. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Three months ended
	March 31,
	2022	2021
Loss before income taxes	$(2,141,949)	(2,325,372)
Canadian federal and provincial income tax rates	27.00%	27.00%
Expected income tax recovery at statutory income tax rate	(578,326)	(627,850)
Difference between Canadian and foreign tax rate	(4,317)	(52,732)
Permanent differences	354,701	270,529
Changes in unrecognized deferred tax assets	299,641	353,445
Other adjustments	18,570	108,960
Total income tax expense	$90,269	$52,352

Current income tax expense	$61,690	$17,891
Deferred income tax expense	$28,580	$34,461

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

12. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

(a) Issued Share Capital

As at March 31, 2022, the Company had 44,471,512 common shares issued and outstanding (December 31, 2021 - 44,035,569).

During the three months ended March 31, 2022, the Company:

  Issued 348,443 common shares in the at-the-market offerings at an average price of $6.88 per share for gross proceeds of $2.4 million, with aggregate commissions paid or payable to the agents and other share issue costs of $0.2 million, resulting in aggregate net proceeds of $2.2 million; and
  issued 87,500 common shares related to the exercise of stock options.

During the twelve months ended December 31, 2021, the Company:

  Issued 3,148,765 common shares in the at-the-market offerings at an average price of $8.95 per share for gross proceeds of $28.2 million, with aggregate commissions paid or payable to the agents and other share issue costs of $1.5 million, resulting in aggregate net proceeds of $26.7 million;
  issued 401,875 common shares related to previously committed shares for the acquisition of royalty and other interests;
  issued 505,050 common shares related to the conversion of the Second Drawdown from the Amended Loan Facility; and
  issued 240,832 common shares related to the vesting of RSUs and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the three months ended March 31, 2022, was as follows:

	Weighted
	average
	exercise price	Number
	(C$ )	outstanding
As at December 31, 2020	$5.44	2,534,270
Granted	11.73	500,000
Exercised	1.76	(200,832)
As at December 31, 2021	$6.81	2,833,438
Exercised	2.29	(87,500)
As at March 31, 2022	$6.96	2,745,938

During the three months ended March 31, 2022, the Company did not grant any stock options. During the twelve months ended December 31, 2021, the Company granted 500,000 stock options with a weighted-average exercise price of C$11.73 and a fair value of $2,342,178 or $4.68 per option. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows: (i) risk free interest rate of 0.96%; (ii) expected dividend yield of 0%; (iii) expected stock price volatility of 58%; (iv) expected life of 5 years; and (v) forfeiture rate of 0%.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

12. SHARE CAPITAL (cont'd…)

For the three months ended March 31, 2022, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $587,301 (March 31, 2021 - $663,642), with an offsetting credit to reserves.

As at March 31, 2022, the weighted average remaining life of the stock options outstanding was 2.38 years (December 31, 2021 - 2.55 years). The Company's outstanding and exercisable stock options as at March 31, 2022, and their expiry dates are as follows:

	Exercise
	price	Number	Number
Expiry date	(C$)	outstanding	exercisable
July 31, 2022	$2.16	382,250	382,250
March 1, 2023	$2.56	231,500	231,500
September 17, 2023	$2.92	320,313	320,313
January 4, 2024	$3.24	303,125	303,125
January 15, 2025	$7.66	588,750	588,750
November 6, 2025	$12.85	420,000	210,000
April 27, 2026	$11.73	500,000	-
		2,745,938	2,035,938

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 800,000. The vesting terms, if any, are determined by the Company's Board of Directors at the time of issuance. The continuity of RSUs for the three months ended March 31, 2022, was as follows:

Number
outstanding
As at December 31, 2020	211,000
Granted	267,000
Settled	(40,000)
As at December 31, 2021	438,000
Granted	47,554
As at March 31, 2022	485,554

For the three months ended March 31, 2022, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $615,163 (March 31, 2021 - $330,079), with an offsetting credit to reserves.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

13. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended
	March 31,
	2022	2021
Salaries and fees	$252,250	$219,547
Share-based payments	868,406	765,397
	$1,120,656	$984,944

As at March 31, 2022, the Company had $Nil (December 31, 2021 - $414,571) due to directors and management related to remuneration and expense reimbursements.

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the three months ended March 31, 2022, the Company:

a) reallocated $109,890 from reserves for 87,500 stock options exercised.

During the twelve months ended December 31, 2021, the Company:

a) issued 505,050 common shares, valued at $4,141,329, for the conversion of the Second Drawdown (Note 8);

b) issued 401,875 common shares, valued at $4,111,181 related to previously committed shares for the acquisition of Genesis and GSI;

c) reallocated $364,976 from reserves for 40,000 RSUs that settled; and

d) reallocated $216,086 from reserves for 200,832 stock options exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

15. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	March 31,	December 31,
	2022	2021
Financial assets
Amortized cost:
Cash	$3,271,967	$2,344,246
Royalty, derivative royalty, and stream receivables	1,188,917	1,175,602
Other receivables	155,385	125,571
Fair value through profit or loss:
Derivative royalty asset	3,597,211	4,034,007
Marketable securities	47,980	34,027
Total financial assets	$8,261,460	$7,713,453

Financial liabilities
Amortized cost:
Trade and other payables	$570,659	$1,089,219
Loans payable	10,770,202	10,514,644
Total financial liabilities	$11,340,861	$11,603,863

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that reflect amounts that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate (Note 5). Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

15. FINANCIAL INSTRUMENTS (cont'd…)

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at March 31, 2022, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liabilities are disclosed in Note 8. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at March 31, 2022, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $68,333.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

16. COMMITMENTS

As at March 31, 2022, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	4 years	Total
Trade and other payables	$570,659	$-	$-	$570,659
Loans payable principal and interest payments	655,738	6,435,168	-	7,090,906
Payments related to acquisition of royalties and streams	-	5,333,151	-	5,333,151
Total commitments	$1,226,397	$11,768,319	$-	$12,994,716

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4.  However, these payments are subject to certain triggers or milestone conditions that have not been met as of March 31, 2022.